UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Novatel Wireless, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

66987M604

(CUSIP Number)

Andrea L. Mancuso

460 Herndon Parkway, Suite 150

Herndon, VA 20170

(703) 456-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987M604	Page 2 of 6 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings 2, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,473,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,473,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,473,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 66987M604	Page 3 of 6 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,473,799
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,473,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,473,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 66987M604	Page 4 of 6 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed on September 16, 2014, as amended by Amendment No. 1 filed on November 21, 2014 (as amended, the “Schedule 13D”), and relates to the shares of Common Stock, $0.001 par value (the “Shares”), of Novatel Wireless, Inc. (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

This Schedule 13D is being filed by HC2 Holdings 2, Inc., a Delaware corporation (“HC2 Holdings”), and HC2 Holdings, Inc., a Delaware corporation (“HC2” and, together with HC2 Holdings, the “Reporting Persons”).

The Shares reported in this Schedule 13D are held directly by HC2 Holdings. HC2 Holdings is a wholly owned subsidiary of HC2. HC2 does not directly own any securities of the Issuer. However, as a result of HC2’s ownership of all of HC2 Holdings’ equity, HC2 may be deemed to beneficially own the securities of the Issuer directly owned by HC2 Holdings. HC2 specifically disclaims beneficial ownership in the Shares reported herein, except to the extent it actually exercises voting or dispositive power with respect to such Shares.

Mr. Philip A. Falcone, the President, Chief Executive Officer and Chairman of the Board of Directors of HC2, previously reported shared beneficial ownership of the Shares. At that time, Mr. Falcone was also the Chief Executive Officer and Chairman of the Board of Directors of Harbinger Group Inc. (“HGI”) and reported shared beneficial ownership of the shares of HC2 common stock owned by HGI. On November 25, 2014, Mr. Falcone resigned his positions with HGI, following which Mr. Falcone now reports beneficial ownership of 4.5% of the HC2 common stock according to an amendment to Mr. Falcone’s Schedule 13D filed by Mr. Falcone on December 3, 2014 with respect to his ownership of HC2 common stock. As a result of the foregoing developments, this Item 2 does not include information with respect to Mr. Falcone in his capacity as the beneficial owner of Shares.

The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HC2 Holdings and HC2 has been updated and is listed on Schedule A hereto under the heading “HC2 Holdings Executive Officers and Directors” and “HC2 Executive Officers and Directors,” respectively. Certain additional information required by this Item 2 and General Instruction to Schedule 13D is set forth on Schedule A which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

On February 24, 2015, HC2 Holdings sold 586,095 Shares and warrants to purchase 293,047 Shares in a privately negotiated transaction for a total purchase price of $1,025,666.17. As a result, HC2 Holdings owns 7,649,199 Shares and warrants to purchase 3,824,600 Shares at an exercise price of $2.26 per Share.

(a, b) As of the date hereof, HC2 Holdings may be deemed to be the beneficial owner of 11,473,799 Shares, representing the beneficial ownership of 23.3% of the Shares.

HC2 Holdings has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 11,473,799 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 11,473,799 Shares.

(a, b) As of the date hereof, HC2 may be deemed to be the beneficial owner of 11,473,799 Shares, representing the beneficial ownership of 23.3% of the Shares.

HC2 has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 11,473,799 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 11,473,799 Shares.

CUSIP No. 66987M604	Page 5 of 6 Pages

SCHEDULE 13D

(c) Except as set forth above or previously reported in the Schedule 13D, the Reporting Persons have not effected any transactions in the Shares.

(e) See Item 2 above.

CUSIP No. 66987M604	Page 6 of 6 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2015

HC2 HOLDINGS 2, INC.

By:	/s/ Mesfin Demise
Name: Mesfin Demise
Title: Chief Financial Officer and Director

HC2 HOLDINGS, INC.

By:	/s/ Mesfin Demise
Name: Mesfin Demise
Title: Chief Financial Officer